[The reference is to an article in the Financial Times available at https://www.ft.com/content/d3d721ac-c30c-11e7-a1d2-6786f39ef675?utm_content=buffer5b612&utm_medium=social&utm_source=twitter.com&utm_campaign=buffer ]

[The reference is to an article in the Washington Post available at https://www.washingtonpost.com/blogs/erik-wemple/wp/2017/11/08/testimony-bill-oreilly-had-a-contractual-provision-virtually-allowing-sexual-harassment/?utm_term=.1bc70f6d8809&utm_content=buffer884f3&utm_medium=social&utm_source=twitter.com&utm_campaign=buffer ]

[The reference is to an article in the Guardian available at https://www.theguardian.com/media/2017/nov/08/saudi-prince-sells-21st-century-fox-stake-in-blow-to-murdochs?utm_content=buffer38499&utm_medium=social&utm_source=twitter.com&utm_campaign=buffer]

CtW Investment Group @CtWInvGrp · 21h

21st Century Fox $FOXA Pressed by #corpgov Investment Group to Overhaul Board #sexualharrassment

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21st Century Fox Pressed by Investment Group to Overhaul Board

The CtW Investment Group said the company's directors had failed to effectively address the "longtime ethics crisis" at Fox News in a way that...

nytimes.com

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[The reference is to an article in the New York Times available at

https://www.nytimes.com/2017/10/12/business/media/21st-century-fox-sexual-harassment.html]